EMAIL:  SFELDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2234

November 9, 2018

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Jay Ingram, Esq., Legal Branch Chief

                                  Office of Manufacturing and Construction

Re:                             Legacy Housing Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $69,000,000 in shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated October 16, 2018, with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001436208) submitted confidentially to the Division of Corporation Finance by the Company on September 19, 2018, as discussed below.

Courtesy copies of this letter and the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Edward M. Kelly, Esq., Senior Counsel) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

Strong Alignment of Interests through Co-Founders’ Ownership, pages 8 and 57

1.              Revised disclosure indicates that the “overall compensation structure” for Messrs. Curtis D. Hodgson and Kenneth E. Shipley has incentivized them to continue to focus on the performance of your company. Elaborate on the overall compensation structure for Messrs. Hodgson and Shipley in the executive compensation section.

Response:  As requested by the staff, explanatory paragraphs have been added under the heading “Executive Compensation” describing the overall compensation structure for Messrs. Hodgson and Shipley.  See page 79. As reflected in the additional explanation provided in the Registration Statement, the compensation for Messrs. Hodgson and Shipley were fixed salaries of $50,000 annually and profit distributions based upon their allocable share of the partnership ownership interests, which the partners primarily used to cover individual tax liability of the partners. The Company anticipates Messrs. Hodgson and Shipley will continue to be compensated based on a fixed salary of $50,000.

Summary Compensation Table, page 75

2.              As requested in comment 2 in our April 2, 2018 letter, revise the summary compensation table to include the profit contributions received by Messrs. Curtis D. Hodgson and Kenneth E. Shipley during the periods presented. See Item 402(a)(2) of Regulation S-K. We note that revised disclosure includes distributions to cover partnership-related taxes but does not include profit contributions received by Messrs. Hodgson and Shipley during the periods presented.

Response:  The Company notes that the summary compensation chart reflects all distributions made to Messrs. Hodgson and Shipley. In response to this comment, the Summary Compensation Table appearing on page 79 of the Registration Statement has been revised to indicate that the distributions made represented the totality of profit distributions made to Messrs. Hodgson and Shipley based upon their allocable share of partnership interests.  Messrs. Hodgson and Shipley did not receive any other distributions other than those presented in the Compensation table.

Certain Relationships and Related Transactions, page 79

3.              For each of the two retailers owned by one of your significant owners, identify the significant owner. Additionally, for the note payable agreement with Shipley and Sons, identify who the common owner is. See Item 404(a)(1) of Regulation S-K.

Response: As requested by the staff, Kenneth Shipley’s name has been added as the significant owner and common owner to the related party paragraphs noted in the comment. Additionally, the note payable agreement of $1,500,000 with Shipley and Sons, Ltd. was paid off in full as of October 18, 2018 as disclosed on pages 50 and 85 of the Registration Statement.

*       *       *

The Company respectfully requests the staff’s review of the Registration Statement on an expedited basis in order to meet the Company’s goal of an early December 2018 initial public offering.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Neal J. Suit, General Counsel of the Company (tel.: (817) 799-4906), or to me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Edward M. Kelly, Esq.
Mr. Curtis D. Hodgson
Mr. Jeffrey V. Burt
Neal Suit, Esq.
Kenneth L. Betts, Esq.